UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION  OF  LATE  FILING

(Check  One):  [ ]  Form  10-KSB  [ ] Form 20-F   [ ] Form 11-K
               [x]  Form  10-QSB  [ ] Form N-SAR  [ ] Form  N-CSR


          For  Period  Ended:    March  31,  2005

          [ ]  Transition  Report  on  Form  10-K
          [ ]  Transition  Report  on  Form  20-F
          [ ]  Transition  Report  on  Form  11-K
          [ ]  Transition  Report  on  Form  10-Q
          [ ]  Transition  Report  on  Form  N-SAR
               For  the  Transition  Period  Ended:
                                                   -----------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION


                              Taylor Madison Corp.
                              --------------------
                             Full Name of Registrant

                          5422 Carrier Drive, Suite 306
                          -----------------------------
            Address of Principal Executive Office (Street and Number)

                             Orlando, Florida 32819
                             ----------------------
                            City, State and Zip Code


                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TAYLOR MADISON CORP. (the "Company") is unable to file its Quarterly Report on Form 10-QSB for the 9 months ended March 31, 2005 in a timely manner without unreasonable effort or expense in light of the circumstances described below:

The Company recently completed a share exchange with Tezuit Technologies, LLC pursuant to which the Company acquired all of the issued and outstanding capital stock of Telzuit Technologies, Inc. in exchange for 2,207,723 shares of the Company's newly created Series B Preferred Stock. See, Form 8-K of the Company filed with the Securities and Exchange Commission on May 12, 2005. In connection with the share exchange, all of the Company's executive management has changed. Due to the time and effort involved in the new executive managements' review of the Company's quarterly report and financial information, and review of the Company's disclosure controls and procedures, the decision has been made to delay the filing of the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005. The Company now expects to file its Form 10-QSB on or before May 20, 2005.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Don  Sproat                    (407)                     354-1222
----------------------            ----------           ----------------------
       (Name)                    (Area  Code)           (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).                                           [X]  Yes  [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ ]  Yes  [x]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              TAYLOR MADISON, CORP.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May  16,  2005                      By  /s/  Don  Sproat
      ----------------                          ---------------------
                                                Don  Sproat

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).